UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated December 3, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
(“Sibanye Gold” or “the Company”)
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
DEALING IN SECURITIES
Westonaria, 3 December 2015. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the
Listings Requirements") we hereby advise that Mr NJ Froneman, the
Chief Executive Officer and Mr C Keyter, Chief Financial Officer
of Sibanye Gold Limited, have sold Bonus Shares which were
awarded to them in terms of The Sibanye Gold Limited 2013 Share
Plan on 2 March 2015 to settle the associated tax liability.
Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares.
Details of the transactions are set out below:
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction Off market vesting of Bonus Shares.
Transaction Date 2 December 2015
Number of Shares 57 074
Class of Security Ordinary shares
Market Price per share R20.8498
Total Value R1 189 981.49
Vesting Period
Vest in equal parts on 9 months and
18 months of the Grant Date.
Nature of interest Direct and Beneficial
Nature of transaction
On market sale of Bonus Shares to
cover associated tax liability.
Transaction Date 2 December 2015
Number of Shares 23 900
Class of Security Ordinary shares
Market Price per share R20.8498
Total Value R498 310.22
Vesting Period
Vest in equal parts on 9 months and
18 months of the Grant Date.
Name
C Keyter
Position Chief Financial Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial

Nature of transaction Off market vesting of Bonus Shares.
Transaction Date 2 December 2015
Number of Shares 25 923
Class of Security Ordinary shares
Market Price per share R20.6684
Total Value R535 786.93
Vesting Period
Vest in equal parts on 9 months and
18 months of the Grant Date.
Nature of interest Direct and Beneficial
Nature of transaction
On market sale of Bonus Shares to
cover associated tax liability.
Transaction Date 2 December 2015
Number of Shares 10 887
Class of Security Ordinary shares
Market Price per share R20.6684
Total Value R225 016.87
Vesting Period
Vest in equal parts on 9 months and
18 months of the Grant Date.
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: December 4, 2015
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer
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